FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-09225

H.B. FULLER COMPANY THRIFT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY THRIFT PLAN

Financial Statements and Supplemental Schedules

December 31, 2005 and 2004

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY THRIFT PLAN

Note:	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

H.B. Fuller Company Thrift Plan:

We have audited the accompanying statements of net assets available for benefits of the H.B. Fuller Company Thrift Plan (the Plan) as of December 31, 2005 and 2004 and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004 and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions as of and for the year ended December 31, 2005 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

By:	/s/ KPMG LLP

Minneapolis, Minnesota

June 13, 2006

H.B. FULLER COMPANY THRIFT PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets:
Cash equivalents	$134,374	92,972
Investments, at fair value	149,930,843	149,818,842
Receivables:
Participant contributions receivable	275,344	305,099
Employer contributions receivable	122,989	137,337
Accrued income	19,059	12,776

Total assets	150,482,609	150,367,026

Liabilities:
Trade settlements payable	14,394	53,735

Net assets available for benefits	$150,468,215	150,313,291

See accompanying notes to financial statements.

F–2

H.B. FULLER COMPANY THRIFT PLAN

Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005

Additions:
Contributions:
Participant contributions	$6,473,234
Employer contributions	2,903,136

Total contributions	9,376,370

Investment income:
Interest	159,634
Dividends	1,423,058
Net appreciation in fair value of investments	11,403,783
Other income	325,840

Total investment income	13,312,315

Deductions:
Participant distributions and withdrawals	(22,400,838)
Administrative expense	(132,923)

Total deductions	(22,533,761)

Net increase	154,924

Net assets available for benefits:
Beginning of year	150,313,291

End of year	$150,468,215

See accompanying notes to financial statements.

F–3

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company Thrift Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

The trustee for the Plan is Wells Fargo Minnesota, N.A. (the Trustee).

(c)	Eligibility and Contributions

All regular full-time and part-time employees may begin contributing to the Plan as soon as administratively practicable after their date of hire. To be eligible for the Company matching contribution, a full-time employee must have six months of employment and a part-time employee must have twelve months of service. To become a participant in the Plan, an employee must agree to make contributions equal to 1% of pre-tax compensation up to a maximum of 12% of pre-tax compensation for highly compensated participants and 25% for nonhighly compensated participants, each subject to a statutory maximum of $14,000 for 2005.

The Employer makes contributions to employees’ accounts by matching 100% of an employee’s contributions, up to 4% of the employee’s eligible compensation in the form of H.B. Fuller Company Common Stock. A participant’s contribution may be invested in any combination of the following participant-directed investment funds or H.B. Fuller Company Common Stock. Other funds include the Wells Fargo Stable Return Fund, PIMCO Total Return Bond Fund, Wells Fargo Index Equity Fund (S&P 500), Wells Fargo Small Company Growth Equity Fund, Wells Fargo Growth Balanced Fund, Janus Twenty Fund, Wells Fargo S&P Midcap Index Fund, Van Kampen Common Stock Fund, Dodge & Cox International Stock Fund, Goldman Sachs Small Cap Value Fund and MSF International Growth Fund. A participant’s investment option for past and future contributions can be changed daily. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at anytime. Employer contributions to the Plan cease during the suspension period.

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Employer’s contribution, (c) an allocation of the Plan’s investment income, and (d) discretionary Employer contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document.

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan agreement. If the participant terminates employment at the age of 55 or older, he or she may

F–4	(Continued)

elect to receive their distribution in installment payments as defined by the Plan agreement. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Common Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100% vested after three years of credited service to the Employer, or upon age 65, disability, or death.

(g)	Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the current Wells Fargo prime rate at the time of the loan (7.25% at December 31, 2005). The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans are collateralized by a borrower’s vested account balance and are repaid through payroll deductions. Participant loans at December 31, 2005 had interest notes ranging from 4.0% to 9.5% and mature at various dates through 2019. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participants’ accounts. Amounts forfeited are used to reduce future Employer contributions. Forfeitures for the year ended December 31, 2005 were $68,286.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

(b)	Investment Valuation

The fair values of the Plan’s investments in H.B. Fuller Company Common Stock are based on published quotations. The fair value of investments in collective trust funds is based on the reported unit value of each fund at year-end. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The participant loans are valued at their outstanding balances, which approximate fair value.

F–5	(Continued)

(c)	Interest and Dividends

Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

(d)	Net Appreciation (Depreciation) in the Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(e)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions.

(f)	Concentration of Market Risk

At December 31, 2005 and 2004, approximately 47% and 45%, respectively, of the Plan’s net assets were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Common Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Common Stock in the near term could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income.

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

F–6	(Continued)

(3)	Investments

Investments, at fair value, include the following at December 31, 2005 and 2004:

	2005		2004
H.B. Fuller Company Common Stock, 2,174,126 and 2,387,524 shares, respectively**	$69,724,221	*	68,068,309	*
Wells Fargo Stable Return Fund, 423,388 and 501,560 shares, respectively	16,495,200	*	18,710,179	*
Wells Fargo Advantage Index Fund, 418,222 and 460,135 shares, respectively	20,940,356	*	22,334,956	*
Wells Fargo Advantage Growth Balanced Fund, 366,004 and 398,738 shares, respectively	10,661,699	*	11,930,254	*
Wells Fargo Advantage Small Company Growth Fund, 259,644 and 284,563 shares, respectively	7,719,229	*	8,756,016	*
PIMCO Total Return Bond Fund, 436,523 and 444,788 shares, respectively	4,583,494		4,745,885
Janus Twenty Fund, 86,165 and 83,736 shares, respectively	4,215,188		3,751,357
Janus Overseas Fund, 0 and 116,434 shares, respectively	—		2,824,696
Wells Fargo S&P Midcap Index Fund, 84,330 and 65,552 shares, respectively	4,746,114		3,287,444
Van Kampen Common Stock Fund, 181,328 and 143,860 shares, respectively	3,229,460		2,662,848
MFS International Growth Fund, 150,063 shares	3,526,491		—
Dodge & Cox International Stock Fund, 24,881 shares	871,582		—
Goldman Sachs Small Cap Value Fund, 12,004 shares	505,128		—
Participant loans receivable	2,712,681		2,746,898

	$149,930,843		149,818,842

*	Represents 5% or more of the Plan’s net assets at the beginning of the Plan year.
**	Nonparticipant-directed investment, see note 4.

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year) appreciated in value by $11,403,783 as follows:

Wells Fargo Mutual Funds	$1,637,136
Janus Mutual Fund	351,323
H.B. Fuller Company Common Stock	7,978,305
Wells Fargo Stable Return Fund	762,937
PIMCO Total Return Bond Fund	(38,311)
Van Kampen Common Stock Fund	80,653
Dodge & Cox International Stock	60,947
Goldman Sachs Small Cap Value Fund	18,144
MFS International Growth Fund	552,649

$11,403,783

F–7	(Continued)

(4)	Non-participant-directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant-directed investments is as follows at December 31, 2005 and 2004:

	2005	2004
Net assets:
H.B. Fuller Company Common Stock	$69,724,221	68,068,309
Cash and cash equivalents	208,766	315,703
Accrued income	1,159	648

	$69,934,146	68,384,660

		Year ended December 31, 2005
Changes in net assets:
Contributions		$3,818,651
Interest		9,357
Dividends		1,043,671
Other income		511
Net appreciation of investments		7,978,305
Distributions paid to participants		(7,754,293)
Net transfers to participant-directed investments		(3,544,786)
Administrative expenses		(1,931)

		$1,549,485

F–8	(Continued)

(5)	Tax Status

The Internal Revenue Service has determined and informed the Employer by a letter dated March 19, 2004 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

(6)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Common Stock which is invested in shares of stock of the Employer. H.B. Fuller Company is the plan sponsor and, therefore, these transactions qualify as party-in-interest. Purchases and sales of H.B. Fuller Company Common Stock for the year ended December 31, 2005 amounted to $12,099,482 and $16,340,748, respectively.

The Plan also invests in various funds managed by Wells Fargo Minnesota, N.A. Wells Fargo Minnesota, N.A. is the trustee as defined by the Plan and, therefore, the related transactions qualify as party-in-interest. The Trustee is authorized to invest in securities under its management and control on behalf of the Plan. During 2005, the Trustee made purchases and sales of such securities amounting to $20,538,431 and $24,030,123, respectively.

F–9

Schedule I

H.B. FULLER COMPANY THRIFT PLAN

Schedule of Assets (Held at End of Year)

December 31, 2005

(a)	(b) Identity of issuer, borrower, or similar party	(c) Description	Units/ Shares	(d) Cost	(e) Current value
*	Wells Fargo Minnesota, N.A.	H.B. Fuller Company Common Stock	2,174,126	$46,888,642	69,724,221

*	Wells Fargo Minnesota, N.A.	Stable Return Fund Pooled, Common, and Collective	423,388	15,385,763	16,495,200

*	Wells Fargo Minnesota, N.A.	Advantage Index Fund Common Stock	418,222	17,959,142	20,940,356

*	Wells Fargo Minnesota, N.A.	Advantage Growth Balanced Fund Mutual Fund – Balanced	366,004	10,170,261	10,661,699

*	Wells Fargo Minnesota, N.A.	Advantage Small Company Growth Fund, Common Stock	259,644	7,156,610	7,719,229

	Wells Fargo Minnesota, N.A.	PIMCO Total Return Bond Fund Corporate Bonds	436,523	4,694,214	4,583,494

	Wells Fargo Minnesota, N.A.	Janus Twenty Fund Common Stock	86,165	3,609,090	4,215,188

	Wells Fargo Minnesota, N.A.	S&P Midcap Index Fund Common Stock	84,330	3,971,873	4,746,114

	Wells Fargo Minnesota, N.A.	Van Kampen Common Stock Fund Pooled, Common and Collective	181,328	3,076,566	3,229,460

	Wells Fargo Minnesota, N.A.	Dodge & Cox International Stock Fund, Common Stock	24,881	826,478	871,582

	Wells Fargo Minnesota, N.A.	Goldman Sachs Small Cap Value Fund, Common Stock	12,004	524,032	505,128

	Wells Fargo Minnesota, N.A.	MFS International Growth Fund Common Stock	150,063	3,087,203	3,526,491

	Participant loans	Participant loans receivable, interest at 4.0% to 9.5%, due at various dates through 2019		—	2,712,681

		Total investments			$149,930,843

*	Represents party-in-interest.

See accompanying report of independent registered public accounting firm.

F-10

Schedule II

H.B. FULLER COMPANY THRIFT PLAN

Schedule of Reportable Transactions*

Year ended December 31, 2005

Five percent of series of transaction by security issue:

	Number of		Total dollar amount		Transaction cost	Expenses Incurred	Net gain
Security issue	Purchases	Sales	Purchases	Sales
H.B. Fuller Company	55		$12,099,482		12,099,482	16,084
Common Stock		85		16,340,748	11,176,304	23,630	5,164,453
Wells Fargo Stable Return	140		10,837,004		10,837,004	—
Fund, Pooled, Common and Collective		127		13,814,927	12,951,658	—	863,272

Five percent of series of transaction by broker:

Broker	Description	Principal Cash	Expenses Incurred	Transaction Cost	Net Gain
CAP Institutional Services Inc.	H.B. Fuller Company Common Stock	$12,710,150	22,611	10,451,495	2,258,655

*	Transactions or series of transactions in excess of 5% of the current value of the Plan’s assets at December 31, 2005, as defined in 29 CFR 2520.103-6 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ER1SA.

See accompanying report of independent registered public accounting firm.

F-11

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document
(23)	Consents of Independent Registered Public Accounting Firms

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY THRIFT PLAN

Date: June 29, 2006	By:	/s/ Todd Mestad
(Plan administrator)